Exhibit 99.1

GCL Plans to Strengthen Gaming Portfolio with Potential 20% Stake Acquisition in LEAP for Exclusive Global Publishing Rights for Upcoming Game “Realm of Ink”

SINGAPORE, March 03, 2025 (GLOBE NEWSWIRE) -- GCL Global Holdings Ltd (NASDAQ: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced that it has entered into a term sheet with LEAP Studio Limited, a game studio in Hong Kong and its affiliates (“LEAP”). The term sheet outlines certain key terms of a proposed partnership among the parties and their affiliated entities, including GCL’s potential 20% equity investment in LEAP, and LEAP’s plan to appoint 4Divinity, GCL’s publishing subsidiary, as its exclusive global publisher for its upcoming game title “Realm of Ink” (original Chinese title: 墨境). Parties have agreed to negotiate in good faith a definitive agreement incorporating the key terms contained in the MOU.

RealmOfInk

This partnership marks a new milestone in GCL’s mission to deliver unique, high-quality gaming experiences to a worldwide audience. Under the term sheet, LEAP intends to appoint 4Divinity, GCL’s publishing subsidiary, as the exclusive global publisher for Realm of Ink (original Chinese title: 墨境). Both companies are committed to finalizing a definitive agreement that will ensure a successful launch and sustained growth for this exciting new IP.

A Mesmerizing Journey into the World of Ink and Battle

Set in a visually breathtaking world inspired by traditional Chinese ink art, Realm of Ink immerses players in a dynamic action-roguelite adventure. Players step into the role of Red, a fierce and skilled swordswoman, navigating ever-changing levels shaped by the enigmatic Spirit of the Book. With fluid combat mechanics, powerful ink-based abilities, and deep customization options, Realm of Ink blends fast-paced action with rich storytelling, bringing a fresh and captivating experience to the genre.

The game’s unique hand-painted art style breathes life into a universe that shifts and evolves, offering players a mesmerizing blend of beauty and danger. From intense boss battles to strategic ink-powered attacks, Realm of Ink pushes the boundaries of creativity and gameplay depth, making it one of the most anticipated indie action titles of the year.

A Powerful Collaboration for a Global Gaming Sensation

“Our partnership with Leap Studio to publish ‘Realm of Ink’ exemplifies the type of unique, broadly appealing titles we are bringing to our gaming portfolio, with its unique blend of action-packed gameplay and stunning Chinese ink wash visuals,” said Sebastian Toke, GCL’s Group CEO. “We are excited about its potential to captivate a broad audience with its rich narrative and immersive environments. The innovative spirit and creative talent at Leap Studio align perfectly with our vision for delivering exceptional gaming experiences. We are thrilled to collaborate with their team and look forward to the long-term success and growth that this partnership will bring to both sides.”

“Realm of Ink has already generated significant early buzz and positive feedback from both players and critics,” said NingKun Dai, Founder and CEO of LEAP. “We are excited to partner with GCL, as they will utilize their extensive network, expertise, and visionary approach to launch our game with a broad audience of passionate gamers. We believe this title has the power to captivate audiences globally and leave a lasting impression on the gaming community.”

Coming Soon: A New Adventure Awaits

Realm of Ink is set to launch in November 2025, promising players an unforgettable journey through its ink-crafted world. Stay tuned for more updates, including gameplay reveals and exclusive previews, as the release date approaches.

About GCL Global Holdings Ltd

GCL Global Holdings Ltd. unites people through immersive games and entertainment experiences, enabling creators to deliver engaging content and fun gameplay experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs, and streaming platforms.

Learn more at http://www.gclglobalholdings.com.

About 4Divinity

4Divinity is a digital and retail games publishing company and a wholly-owned subsidiary of GCL, focused on bringing exciting game content from around the world to Asia and introducing Asian content to a global market. Along with its sister company, Epicsoft Asia, 4Divinity is partnering with publishers and development studios to introduce brand-new IP to the region.

About LEAP Studio

Leap Studio, a Hong Kong-based game developer, is dedicated to creating innovative PC and console games. With research and development hubs in Beijing, Xi’an, and Hefei, the company thrives on youthful passion—over 90% of its team is under 30. The name “Leap” translates to “absurdity” in Chinese, inspired by Søren Kierkegaard’s Leap of Faith, reflecting the belief that true conviction is the key to crafting groundbreaking, era-defining experiences.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of the Company, GCL’s ability to scale and grow its business, the advantages and expected growth of the Company, and the Company’s ability to source and retain talent. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus included in the Registration Statement relating to the recent business combination, filed by the Company with the SEC on December 31, 2024 and other documents which will be filed by the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson
crocker.coulson@aummedia.org
(646) 652-7185

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